EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2018:

As at January 31, 2018
(in millions of Canadian dollars)
Subordinated Debentures	5,701
Equity
Common Equity
Common Shares	15,677
Retained Earnings	38,704
Accumulated Other Comprehensive Income	588
Other Reserves	112

Total Common Equity	55,081
Preferred Shares and Other Equity Instruments	4,579

Total Equity Attributable to Equity Holders of the Bank	59,660
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,527

Total Equity	61,187

Total Capitalization	66,888

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the three month period ended January 31, 2018 and each of the years in the five year period ended October 31, 2017.

	Three months ended January 31	October 31,
	2018	2017	2016	2015	2014	2013

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	10.06	9.60	8.18	7.90	8.52	7.42
Including interest on deposits	2.14	2.09	2.12	2.18	2.21	2.01
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.98	8.42	7.22	7.07	7.29	6.03
Including interest on deposits	2.11	2.06	2.07	2.14	2.15	1.94

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.